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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-68605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roc Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue, 6th fl.
(No. and Street)

New York	N.Y.	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Graber, Plotzker & Ward, LLP
(Name – *if individual, state last, first, middle name*)

150 E. 58th Street	New York	NY	10155
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2A

OATH OR AFFIRMATION

I, Joseph A. Garofoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roc Global Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public 2/12/15

NICOLE M FREY
Notary Public - State of New York
No. 01FR6298152
Qualified in New York County
My Commission Expires Mar. 10, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing the Broker-Dealers Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report")
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2B

Roc Global Securities, LLC

Statement of Financial Condition
December 31, 2014

CONTENTS

Facing Page to Form X-17A-5	2A
Affirmation of Member	2B
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5

DGPW
Davis, Graber, Plotzker & Ward, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: 212-230-2600
Fax: 212-758-0215

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Roc Global Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Roc Global Securities, LLC (the "Company") as of December 31, 2014, that is to be filed pursuant to Rule 17a-5 under the Securities Act of 1934, and the related notes to the statement of financial condition. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Roc Global Securities, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the statement of financial condition, the Company has a loss in 2014 and experienced decreases in working capital. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Davis, Graber, Plotzker + Ward, LLP

Davis, Graber, Plotzker & Ward, LLP

New York, New York
February 12, 2015

ROC GLOBAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 14,110
Receivable from Clearing Broker	1,809
Prepaid expenses and other assets	8,414
Deposit with Clearing Broker	200,000
Total assets	$ 224,333

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$ 48,610
Payable to related party	115,753
Total liabilities	164,363
MEMBER'S EQUITY	59,970
Total liabilities and member's equity	$ 224,333

See accompanying notes to statement of financial condition.

Note 1 - Going Concern

Roc Global Securities, LLC (the "Company") statement of financial condition is prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company has incurred a net loss of approximately $757,000 in Fiscal 2014 and a resulting decrease in working capital. The Company is in the process of working on various transactions, which would result in revenues which would cover its operating costs for the next twelve months. Additionally, Roc Global Holdings LLC (the "Parent") can infuse additional capital into the Company.

There can be no assurance that the Company will be successful in closing these transactions or infuse additional capital in order to continue as a going concern. The statement of financial condition does not include any adjustments relating to the recoverability and classification of recorded assets or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. Accordingly, these factors raise substantial doubt as to the Company's ability to continue as a going concern.

Note 2 - Summary of Business and Significant Accounting Policies

Organization and Business Overview

The Company was organized pursuant to the laws of the State of Connecticut and is a wholly owned subsidiary of the Parent. The Company was approved by the Financial Industry Regulatory Authority ("FINRA") to commence business operations as a broker-dealer.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and regulated by FINRA, formerly the National Association of Securities Dealers ("NASD"). The Company is in the businesses of originating and distributing and trading equity-linked securities to investors. The business activities include private placements, acting as an underwriter, participating as a selling group participant and as a broker or dealer selling corporate equity-linked securities and convertible securities.

Basis of Accounting

The Company's statement of financial condition is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United

Note 2 - Summary of Business and Significant Accounting Policies - continued

States of America, whereby revenues, if any, from origination, distribution and advisory activities are recognized when earned and expenses are recognized when incurred.

Investment Banking

Investment banking revenues are composed of origination, distribution, and advisory fees. Investment banking revenues are recognized when the Company's performance under the terms of the contractual arrangements is completed, which is typically at the closing of the transaction. In certain transactions the Company may be paid a non-refundable retainer, which is recognized as revenue when the services for the transactions are provided.

Expenses associated with investment banking transactions are recorded in Other operating expenses, net of client reimbursements. If the contractual arrangement includes reimbursement of out-of-pocket expenses, such expenses are deferred and recognized as a receivable.

Principal Transactions

The Company executes transactions as an intermediary (riskless-principal) by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through its clearing firm. Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Equipment

The Company expenses any computer and office equipment related costs that are individually $1,500 and below.

Note 2 - Summary of Business and Significant Accounting Policies - continued

Income Taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly no provision has been made for federal and state income taxes. These taxes are the responsibility of the member who includes the Company's income and deductions in their income tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic No. 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax years subject to examination include the years 2011 and forward.

Fair Value Measurements

ASC Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820") defines fair value and establishes a framework for measuring fair value. The Company adopted the provisions codified within ASC 820 for financial assets and liabilities that are measured at fair value on a recurring basis. ASC 820 establishes fair value hierarchy levels that prioritize the inputs used in valuations determining fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are primarily quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs based on the Company's own assumptions.

Advertising Costs

Advertising and branding related costs are expensed as incurred.

Note 3 - Receivable/Payable to Clearing Broker

A third party non clearing broker dealer ("Non Clearing Broker") and a clearing broker dealer ("Clearing Broker") are parties to a clearing agreement, pursuant to which the Non Clearing Broker introduces its customer and proprietary accounts to the Clearing Broker and the Clearing Broker acts as Non Clearing Broker's clearing agent and carries such accounts on a fully disclosed basis. Effective November 30, 2014, the Company, the Non Clearing Broker and Clearing Broker entered in to an agreement ("Tri Party Clearance Agreement") pursuant to which the Non Clearing Broker will introduce the Company's customer and proprietary accounts to Clearing Broker so that the Company may indirectly obtain the benefits of the clearing services from the Clearing Broker. Prior to November 30, 2014, the Company directly cleared its principal securities transactions, and its customer related transactions on a fully disclosed basis, through the Clearing Broker. Subsequent to February 28, 2015, the Company is required to provide 30 days' notice in order to terminate the agreement with the Non Clearing Broker. At December 31, 2014, the net amount receivable from the Clearing Broker primarily relates to principal securities transactions and clearance related charges.

Note 4 - Related Parties

In April 2014, the Company borrowed $100,000 from its Parent under an interest bearing note ("Note") which bears interest at 4% and matures on the one year anniversary of the Note.

The Parent files a consolidated return for New York City unincorporated business taxes ("UBT"). The Parent charges the Company its share of UBT. There were no UBT related expenses for the year ended December 31, 2014.

Note 5 - Net Capital and Other Regulatory Requirements

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines, which require the Company to maintain a specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

Note 5 - Net Capital and Other Regulatory Requirements - continued

At December 31, 2014, the Company had net capital of $51,556 which was $40,598 in excess of its required minimum net capital of $10,958. The Company's ratio of aggregate indebtedness to net capital ratio was 3.19 to 1 at December 31, 2014.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. All accounts are on fully disclosed basis. Therefore, the Company is not required to make periodic computation of the reserve requirements for the exclusive benefit of customers.

Note 6 - Office Space

The Company leases its office facilities on a month to month basis under a space and service agreement ("Space Agreement"). The Company is required to provide 45 days' notice in order to terminate the Space Agreement.

Pursuant to the terms of the Space Agreement, on each one year anniversary date of the commencement of the Space Agreement the monthly base rent can be increased to a negotiated and mutually agreed upon base rent.

Note 7 - Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company has a potential concentration of credit risk in that it maintains cash deposits with one major financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation. Management has determined that the concentration subjects the Company to minimal risk only. At December 31, 2014, there were no uninsured amounts.

While the Clearing Broker maintains the responsibility of margining the customer securities transactions fully disclosed accounts and determining adequate collateralization, the Company has agreed to indemnify the Clearing Broker for certain losses that the Clearing Broker may sustain from the customer accounts introduced by the Company. Any debit balances relate to customer delivery-versus-payment transactions and, in the normal course of business, would be settled by the Clearing Broker subsequent to year end. At December 31, 2014, there were no customer debit balances maintained by the Clearing Broker.

Note 7 - Off-Balance Sheet Risk and Concentrations of Credit Risk - continued

As part of the Clearance Agreement, the Company made a cash deposit of $200,000 with this Clearing Broker. In addition, the sole owner of the Parent has guaranteed any indebtedness by the Company to the Clearing Broker that is not satisfied by the deposit up to a maximum of $300,000.

The Company's customers and counterparties are primarily institutional and consist of banks, hedge funds, mutual funds, pension plans, brokers and dealers, and other financial institutions.

Due to the nature of the Company's business, large transactions with customers will occur each year. Transactions with one customer accounted for 100% of the revenues for the year ended December 31, 2014.

Note 8 - Subsequent Events

The Company has evaluated subsequent events from January 1, 2015 through February 12, 2015, the date the financial statements were available to be issued, and has determined there are no events to disclose.